

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2013

Via E-mail
Tanya Inama, Esq.
National Interstate Corporation
3250 Interstate Drive
Richfield, Ohio 44286

      Re: **National Interstate Corporation**
           Amended Preliminary Proxy Statement on Schedule 14A
           Filed April 15, 2013
           File No. 0-51130

Dear Ms. Inama:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

General

1. We note that you have obtained the consent of Mr. Alan Spachman's nominee. Please confirm for us that should the registrant nominate any substitute nominees before the meeting, the registrant will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Form of Proxy

2. We note your response to comment ten in our letter dated April 12, 2013. Please revise to comply with Rule 14a-4(e) by disclosing that the cumulative voting specifications,

including the withholding of authority to cumulate votes is subject to cumulative voting being invoked.

Please contact me at (202) 551-3411 with any questions you may have.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers and Acquisitions